FOR IMMEDIATE RELEASE	TSX:SLW
October 20, 2014	NYSE:SLW

SILVER WHEATON TO RELEASE 2014 THIRD QUARTER
RESULTS ON NOVEMBER 12, 2014

Vancouver, British Columbia – Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2014 third quarter results on Wednesday, November 12, 2014, before market open.

A conference call will be held Wednesday, November 12, 2014, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:                    888-231-8191
Dial from outside Canada or the US:                    647-427-7450
Pass code:                                                                24119433
Live audio webcast:                                                www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 19, 2014 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:                    855-859-2056
Dial from outside Canada or the US:                    416-849-0833
Pass code:                                                                24119433
Archived audio webcast:                                       www.silverwheaton.com

For further information, please contact:

Patrick Drouin
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com